UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

ASANA, INC.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

04342Y104

(CUSIP Number)

Eleanor Lacey

c/o Asana, Inc.

633 Folsom Street, Suite 100

San Francisco, CA 94107

Telephone: (415) 525-3888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2021(1)

(Date of Event Which Requires Filing of This Statement)

(1)	See Explanatory Note.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04342Y104

1.	Name of Reporting Persons Dustin A. Moskovitz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF, AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 91,376,817 (1)(2)(3)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 89,655,901(1)(2)
	10.	Shared Dispositive Power 1,720,916(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,376,817(1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 53.6% (3)(4)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 17,839,676 shares of Class A Common Stock held of record by Mr. Moskovitz, (ii) 4,147,046 shares of Class A Common Stock held of record by Dustin A. Moskovitz TTEE Dustin A. Moskovitz Trust DTD 12/27/05 (the “Dustin Moskovitz Trust”), (iii) 21,395,830 shares of Class B Common Stock held of record by Mr. Moskovitz, (iv) 42,030,755 shares of Class B Common Stock held of record by the Dustin Moskovitz Trust, (v) 2,604,170 shares of Class B Common Stock held of record by the Dustin Moskovitz Roth IRA, (vi) 460,000 shares of Class B Common Stock held of record by the Justin Rosenstein Trust, and (vii) 1,178,424 shares of Class B Common Stock held of record by the Justin Rosenstein Trust 2. Mr. Moskovitz is the trustee of the Justin Rosenstein Trust and the Justin Rosenstein Trust 2 and may be deemed to have voting power and dispositive power over the shares held by these trusts.

(2)

Includes 1,720,916 shares of Class A Common Stock held of record by Good Ventures Foundation, a charitable foundation, over which Mr. Moskovitz holds an irrevocable proxy pursuant to a voting agreement as described in Item 6 below. Mr. Moskovitz and his spouse serve as directors on the board of Good Ventures Foundation and may be deemed to have shared dispositive power with respect to the shares held of record by the charitable foundation.

(3)

Each share of Class B Common Stock is convertible into one share of Class A Common Stock upon the option of the holder and has no expiration date. Each share of Class B Common Stock is entitled to 10 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(4)

Assumes conversion of all of the Reporting Person’s Class B Common Stock into Class A Common Stock. Based on 102,856,523 shares of Class A Common Stock issued and outstanding as of February 11, 2022 as reported by the Issuer to the Reporting Person.

Explanatory Note

The Reporting Person (as defined in Item 2 below) previously reported beneficial ownership of the Class A Common Stock (as defined in Item 1 below) of the Issuer (as defined in Item 1 below) in a statement on Schedule 13G. The previous statement on Schedule 13G was filed pursuant to Rule 13d-1(d) and Section 13(d)(6)(B) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Person’s beneficial Ownership of Class A Common Stock has been regularly reported and disclosed in Form 4s filed with the Securities and Exchange Commission (the “SEC”), when required. The Reporting Person is now filing this statement on Schedule 13D (the “Statement”) because, as of June 11, 2021 (the “Trigger Acquisition Date”), the Reporting Person had acquired beneficial ownership during the preceding 12 months of more than 2% of the outstanding Class A Common Stock of the Issuer. Pursuant to the Security and Exchange Commission’s (the “SEC”) response to question 104.03 of the Compliance and Disclosure Interpretation for Schedule 13D, the Reporting Person is filing his initial Schedule 13D together with all amendments thereto in this single filing.

Item 1. Security and Issuer.

This Statement relates to the Class A common stock, par value $0.00001 per share (the “Class A Common Stock”), of Asana, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 633 Folsom Street, Suite 100, San Francisco, CA 94107.

Item 2. Identity and Background

(a) This Statement is filed by Dustin A. Moskovitz, an individual (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o Asana, Inc., 633 Folsom Street, Suite 100, San Francisco, CA 94107.

(c) The Reporting Person is the President, Chief Executive Officer and Chair of the Board of Directors of the Issuer. See Item 1.

(d)–(e) During the last five years, the Reporting Person has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Open-Market Purchases

The shares of Class A Common Stock acquired by the Reporting Person at any time following the date that is 60 days prior to the Trigger Acquisition Date and through the date of this filing (except for the shares acquired in connection with the conversion of certain senior mandatory convertible promissory notes, as detailed below) were acquired in the open market pursuant to 10b5-1 trading plans. The aggregate price for all shares of Class A Common Stock acquired by the Reporting Person on and since the Trigger Acquisition Date pursuant to 10b5-1 trading plans was $1,062,896,657.12, paid using the Reporting Person’s personal funds. The aggregate price for all shares of Class A Common Stock acquired by Good Ventures Foundation on and since the Trigger Acquisition Date pursuant to 10b5-1 trading plans was $69,253,335.80, paid using its working capital.

Conversion of Senior Mandatory Convertible Promissory Notes

The Issuer previously issued two unsecured mandatory convertible promissory notes for an aggregate principal amount of $450.0 million (the “2020 Notes”) to the Dustin Moskovitz Trust. On July 1, 2021, pursuant to the terms of the 2020 Notes, upon meeting the closing trading price criteria for optional conversion by the Issuer, the Issuer delivered to the Reporting Person notices of conversion pursuant to which the Issuer elected to convert all remaining amounts outstanding under the 2020 Notes into shares of the Issuer’s Class B common stock, par value $0.00001 per share (the “Class B Common Stock”), for the issuance of an aggregate of 17,012,822 shares of Class B Common Stock to the Dustin Moskovitz Trust. Each share of Class B Common Stock is convertible into one share of Class A Common Stock upon the option of the holder.

Voting Agreement

On August 13, 2021, the Reporting Person entered into the Voting Agreement, as further described herein, pursuant to which he acquired sole voting power with respect to 1,720,916 shares of Class A Common Stock held by Good Ventures Foundation. The Reporting Person and his spouse serve as directors on the board of Good Ventures Foundation and prior to the Voting Agreement may have been deemed to have shared voting power with respect to the 1,720,916 shares of Class A Common Stock held by Good Ventures Foundation.

Item 4.	Purpose of Transaction

The Reporting Person acquired the shares described in item 5(c) for investment purposes only. The Reporting person does not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person may propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Class A Common Stock to become eligible for termination of registration under Section 12(g) of the Exchange Act. The Reporting Person also may change his investment intent at any time, to acquire additional shares of Class A Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Class A Common Stock beneficially owned by him in any manner permitted by law. The Reporting Person may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, the Reporting Person is the beneficial owner of 91,376,817 shares of Class A Common Stock of the issuer (the “Shares”), constituting approximately 53.6% of the outstanding shares of Class A Common Stock of the Issuer. Schedule I to this Schedule 13D, which is incorporated herein by reference, contains the aggregate number and percentage of Class A Common Stock beneficially owned by the Reporting Person on the Trigger Acquisition Date, the date of the Voting Agreement, and every date in which the Reporting Person’s beneficial ownership percentage changed by an amount equal to one percent or more.

(b) As of the date hereof, the Reporting Person has sole voting power with respect to all of the Shares, sole dispositive power with respect to 91,376,817 of the Shares, and may be deemed to have shared dispositive power with respect to 1,720,916 of the Shares. Schedule I to this Schedule 13D, which is incorporated herein by reference, contains the aggregate number and percentage of Class A Common Stock beneficially owned by the Reporting Person on the Trigger Acquisition Date, the date of the Voting Agreement, and every date in which the Reporting Person’s beneficial ownership percentage changed by an amount equal to one percent or more. On each such date prior to the execution of the Voting Agreement, the Reporting Person may have been deemed to have shared voting and shared dispositive power with respect to the shares of Class A Common Stock held by Good Ventures Foundation. On each such date after the execution of the Voting Agreement, the Reporting Person had sole voting power with respect to the shares of Class A Common stock held by Good Ventures Foundation.

(c) Schedule I to this Schedule 13D, which is incorporated herein by reference, sets forth certain information with respect to (i) the Reporting Person’s acquisition of Class A Common Stock on the Trigger Acquisition Date, (ii) acquisitions and dispositions of shares of Class A Common Stock resulting in a change to the Reporting Person’s beneficial ownership percentage by one percent or more, (iii) the Reporting Person’s beneficial ownership on the date of entry into the Voting Agreement, and (iv) transactions during the 60-day period prior to each such date in (i), (ii) and (iii) and the date of this Schedule 13D. Other than the acquisitions of Class A Common Stock as reported and described under this Item 5 and in Schedule I, the Reporting Person has not effected any other transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d) Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,720,916 shares of Class A Common Stock held by Good Ventures Foundation. However, none of such persons’ individual interest relates to more than 5% of the class of securities for which this Schedule 13D is filed.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of The Issuer.

On August 13, 2021, the Reporting Person and Good Ventures Foundation (the “Foundation”) entered into a voting agreement (the “Voting Agreement”), pursuant to which the Foundation agreed to vote all of its Class A Common Stock in the same manner as the Reporting Person’s shares are voted. The Reporting Person was appointed as the Foundation’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all of the Foundation’s shares in the manner specified if the Foundation fails to vote in accordance with the Voting Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description of Document

99.1	Voting Agreement, dated as of August 13, 2021, by and between Good Ventures Foundation and Dustin Moskovitz (incorporated herein by reference to Exhibit 10.2 in Asana, Inc.’s Quarterly Report on Form 10-Q for the period ended July 31, 2021, as filed with the SEC on September 3, 2021.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022	/s/ Dustin A. Moskovitz
Dustin A. Moskovitz

SCHEDULE I

The following table sets forth certain information with respect to (i) the Reporting Person’s acquisition of Class A Common Stock on the Trigger Acquisition Date, (ii) acquisitions and dispositions of shares of Class A Common Stock resulting in a change to the Reporting Person’s beneficial ownership percentage by one percent or more, (iii) the Reporting Person’s beneficial ownership on the date of entry into the Voting Agreement, and (iv) transactions during the 60-day period prior to each such date in (i), (ii) and (iii) and the date of this Schedule 13D. Asterisks (*) indicate dates when the Reporting Persons’ beneficial ownership percentage changed by one percent or more. Plus signs (+) indicate purchases made by Good Ventures Foundation.

Transaction Date	Transaction Type	Number of Shares	Price per Share (1)	Price Range	Cumulative Shares Beneficially Owned Following Transaction	% Beneficially Owned Following Transaction (2)
6/7/2021	Open Market Purchase	36,561	$37.39	$37.10 - $38.09	55,692,370	39.1%
	Open Market Purchase	27,012	$38.75	$38.11 - $39.10	55,719,382	39.1%
	Open Market Purchase	71,167	$39.63	$39.11 - $40.08	55,790,549	39.1%
	Open Market Purchase	115,260	$40.68	$40.11 - $41.05	55,905,809	39.2%
	Open Market Purchase +	8,576	$37.74	$37.10 - $38.07	55,914,385	39.2%
	Open Market Purchase +	23,303	$38.93	$38.27 - $39.26	55,937,688	39.2%
	Open Market Purchase +	41,701	$39.76	$39.27 - $40.26	55,979,389	39.3%
	Open Market Purchase +	51,420	$40.70	$40.27 - $41.03	56,030,809	39.3%
6/8/2021	Open Market Purchase	54,937	$38.46	$37.85 - $38.84	56,085,746	39.3%
	Open Market Purchase	165,926	$39.44	$38.86 - $39.85	56,251,672	39.4%
	Open Market Purchase	29,137	$39.94	$39.86 - $40.05	56,280,809	39.5%
	Open Market Purchase +	29,366	$38.46	$37.86 - $38.84	56,310,175	39.5%
	Open Market Purchase +	82,034	$39.42	$38.86 - $39.85	56,392,209	39.5%
	Open Market Purchase +	13,600	$39.93	$39.86 - $40.05	56,405,809	39.6%
6/9/2021	Open Market Purchase	43,367	$40.36	$39.83 - $40.82	56,449,176	39.4%
	Open Market Purchase	206,633	$41.20	$40.85 - $41.50	56,655,809	39.5%
	Open Market Purchase +	20,302	$40.37	$39.83 - $40.81	56,676,111	39.5%
	Open Market Purchase +	91,109	$41.20	$40.83 - $41.49	56,767,220	39.6%

Transaction Date	Transaction Type	Number of Shares	Price per Share (1)	Price Range	Cumulative Shares Beneficially Owned Following Transaction	% Beneficially Owned Following Transaction (2)
6/10/2021	Open Market Purchase	27,952	$42.82	$42.25 - $43.23	56,795,172	39.6%
	Open Market Purchase	58,397	$43.71	$43.27 - $44.24	56,853,569	39.6%
	Open Market Purchase	32,388	$44.93	$44.33 - $45.23	56,885,957	39.7%
	Open Market Purchase	41,263	$45.94	$45.37 - $46.14	56,927,220	39.7%
	Open Market Purchase +	21,162	$42.83	$42.25 - $43.24	56,948,382	39.7%
	Open Market Purchase +	40,770	$43.72	$43.29 - $44.23	56,989,152	39.7%
	Open Market Purchase +	20,834	$44.92	$44.33 - $45.23	57,009,986	39.8%
	Open Market Purchase +	24,279	$45.94	$45.37 - $46.14	57,034,265	39.8%
6/11/2021	Open Market Purchase	97,509	$45.38	$44.80 - $45.79	57,131,774	39.8%
	Open Market Purchase	62,491	$46.19	$45.80 - $46.55	57,194,265	39.9%
	Open Market Purchase +	60,403	$45.23	$44.60 - $45.58	57,254,668	39.9%
	Open Market Purchase +	50,708	$46.05	$45.60 - $46.55	57,305,376	39.9%
6/14/2021	Open Market Purchase	93,019	$46.67	$46.09 - $47.08	57,398,395	39.9%
	Open Market Purchase	50,433	$47.52	$47.09 - $48.06	57,448,828	40.0%
	Open Market Purchase	16,548	$48.24	$48.09 - $48.36	57,465,376	40.0%
	Open Market Purchase +	56,603	$46.69	$46.09 - $47.08	57,521,979	40.0%
	Open Market Purchase +	33,647	$47.55	$47.12 - $48.10	57,555,626	40.0%
	Open Market Purchase +	9,750	$48.26	$48.12 - $48.36	57,565,376	40.1%
6/15/2021	Open Market Purchase	61,539	$46.22	$45.50 - $46.49	57,626,915	40.1%
	Open Market Purchase	98,461	$46.77	$46.50 - $47.37	57,725,376	40.1%
	Open Market Purchase +	38,518	$46.21	$45.50 - $46.49	57,763,894	40.2%
	Open Market Purchase +	61,482	$46.77	$46.50 - $47.37	57,825,376	40.2%
6/16/2021	Open Market Purchase	8,250	$47.39	$47.34 - $47.48	57,833,626	40.2%
	Open Market Purchase	31,678	$48.94	$48.43 - $49.42	57,865,304	40.2%
	Open Market Purchase	111,045	$49.94	$49.44 - $50.43	57,976,349	40.3%
	Open Market Purchase	9,027	$50.54	$50.46 - $50.66	57,985,376	40.3%
	Open Market Purchase +	5,422	$47.39	$47.34 - $47.476	57,990,798	40.3%
	Open Market Purchase +	19,587	$48.96	$48.51 - $49.45	58,010,385	40.3%
	Open Market Purchase +	72,291	$49.96	$49.51 - $50.49	58,082,676	40.4%
	Open Market Purchase +	2,700	$50.60	$50.54 - $50.65	58,085,376	40.4%

Transaction Date	Transaction Type	Number of Shares	Price per Share (1)	Price Range	Cumulative Shares Beneficially Owned Following Transaction	% Beneficially Owned Following Transaction (2)
6/17/2021	Open Market Purchase	6,724	$49.63	$49.43 - $50.41	58,092,100	40.4%
	Open Market Purchase	7,500	$50.84	$50.45 - $51.43	58,099,600	40.4%
	Open Market Purchase	19,950	$51.84	$51.50 - $52.49	58,119,550	40.4%
	Open Market Purchase	61,142	$52.99	$52.50 - $53.49	58,180,692	40.4%
	Open Market Purchase	59,584	$53.95	$53.50 - $54.48	58,240,276	40.5%
	Open Market Purchase	5,100	$54.62	$54.51 - $54.76	58,245,376	40.5%
	Open Market Purchase +	12,140	$49.49	$49.45 - $49.97	58,257,516	40.5%
	Open Market Purchase +	11,300	$51.20	$50.71 - $51.69	58,268,816	40.5%
	Open Market Purchase +	10,721	$52.36	$51.81 - $52.80	58,279,537	40.5%
	Open Market Purchase +	38,020	$53.18	$52.81 - $53.80	58,317,557	40.5%
	Open Market Purchase +	27,819	$54.14	$53.81 - $54.76	58,345,376	40.5%
6/18/2021	Open Market Purchase	68,126	$55.14	$54.50 - $55.49	58,413,502	40.6%
	Open Market Purchase	75,069	$56.00	$55.50 - $56.49	58,488,571	40.6%
	Open Market Purchase	16,805	$56.87	$56.52 - $57.03	58,505,376	40.6%
	Open Market Purchase +	44,273	$55.08	$54.50 - $55.49	58,549,649	40.6%
	Open Market Purchase +	38,497	$56.00	$55.50 - $56.49	58,588,146	40.7%
	Open Market Purchase +	8,230	$56.88	$56.50 - $57.02	58,596,376	40.7%
6/21/2021	Open Market Purchase	40,443	$57.99	$57.32 - $58.31	58,636,819	40.7%
	Open Market Purchase	22,296	$58.59	$58.32 - $59.25	58,659,115	40.7%
	Open Market Purchase	46,848	$60.23	$59.49 - $60.48	58,705,963	40.7%
	Open Market Purchase	50,413	$60.75	$60.49 - $61.29	58,756,376	40.7%
	Open Market Purchase +	20,663	$57.97	$57.31 - $58.29	58,777,039	40.7%
	Open Market Purchase +	13,400	$58.60	$58.31 - $59.25	58,790,439	40.8%
	Open Market Purchase +	17,968	$59.99	$59.395 - $60.39	58,808,407	40.8%
	Open Market Purchase +	31,302	$60.67	$60.40 - $61.29	58,839,709	40.8%

Transaction Date	Transaction Type	Number of Shares	Price per Share (1)	Price Range	Cumulative Shares Beneficially Owned Following Transaction	% Beneficially Owned Following Transaction (2)
6/22/2021*	Open Market Purchase	9,728	$55.48	$55.01 - $55.605	58,849,437	40.8%
	Open Market Purchase	94,949	$56.55	$56.10 - $57.08	58,944,386	40.9%
	Open Market Purchase	52,623	$57.68	$57.10 - $58.09	58,997,009	40.9%
	Open Market Purchase	2,700	$58.19	$58.12 - $58.26	58,999,709	40.9%
	Open Market Purchase +	12,843	$55.16	$54.94 - $55.605	59,012,552	40.9%
	Open Market Purchase +	51,874	$56.61	$56.16 - $57.15	59,064,426	40.9%
	Open Market Purchase +	25,233	$57.70	$57.19 - $58.17	59,089,659	41.0%
	Open Market Purchase +	1,050	$58.26	$58.23 - $58.26	59,090,709	41.0%
6/23/2021	Open Market Purchase	8,303	$56.44	$56.20 - $57.15	59,099,012	40.8%
	Open Market Purchase	9,300	$57.60	$57.27 - $58.25	59,108,312	40.8%
	Open Market Purchase	84,434	$58.81	$58.30 - $59.29	59,192,746	40.8%
	Open Market Purchase	56,015	$59.74	$59.33 - $60.26	59,248,761	40.9%
	Open Market Purchase	1,948	$60.54	$60.33 - $60.73	59,250,709	40.9%
	Open Market Purchase +	4,496	$56.38	$56.20 - $57.15	59,255,205	40.9%
	Open Market Purchase +	4,800	$57.60	$57.27 - $58.19	59,260,005	40.9%
	Open Market Purchase +	40,650	$58.82	$58.30 - $59.29	59,300,655	40.9%
	Open Market Purchase +	32,012	$59.73	$59.33 - $60.26	59,332,667	40.9%
	Open Market Purchase +	1,375	$60.49	$60.33 - $60.73	59,334,042	40.9%
6/24/2021	Open Market Purchase	33,885	$59.20	$58.72 - $59.70	59,367,927	40.9%
	Open Market Purchase	91,523	$60.44	$59.98 - $60.97	59,459,450	41.0%
	Open Market Purchase	34,592	$61.27	$60.98 - $61.70	59,494,042	41.0%
	Open Market Purchase +	21,631	$59.07	$58.72 - $59.647	59,515,673	41.0%
	Open Market Purchase +	47,692	$60.44	$59.99 - $60.98	59,563,365	41.1%
	Open Market Purchase +	14,010	$61.30	$60.99 - $61.70	59,577,375	41.1%

Transaction Date	Transaction Type	Number of Shares	Price per Share (1)	Price Range	Cumulative Shares Beneficially Owned Following Transaction	% Beneficially Owned Following Transaction (2)
6/25/2021	Open Market Purchase	63,569	$62.03	$61.46 - $62.45	59,640,944	41.1%
	Open Market Purchase	84,980	$63.02	$62.46 - $63.45	59,725,924	41.2%
	Open Market Purchase	11,451	$63.52	$63.46 - $63.72	59,737,375	41.2%
	Open Market Purchase +	29,768	$62.02	$61.46 - $62.45	59,767,143	41.2%
	Open Market Purchase +	41,381	$63.00	$62.46 - $63.45	59,808,524	41.2%
	Open Market Purchase +	5,795	$63.52	$63.46 - $63.72	59,814,319	41.2%
6/28/2021	Open Market Purchase	31,294	$61.51	$61.215 - $62.15	59,845,613	41.2%
	Open Market Purchase	43,051	$63.11	$62.40 - $63.39	59,888,664	41.3%
	Open Market Purchase	85,655	$63.73	$63.40 - $64.16	59,974,319	41.3%
	Open Market Purchase +	13,832	$61.49	$61.26 - $62.25	59,988,151	41.3%
	Open Market Purchase +	20,988	$63.09	$62.40 - $63.39	60,009,139	41.4%
	Open Market Purchase +	42,124	$63.71	$63.40 - $64.16	60,051,263	41.4%
6/29/2021	Open Market Purchase	53,208	$63.26	$62.58 - $63.57	60,104,471	41.4%
	Open Market Purchase	102,592	$64.02	$63.58 - $64.53	60,207,063	41.5%
	Open Market Purchase	4,200	$64.71	$64.59 - $64.80	60,211,263	41.5%
	Open Market Purchase +	23,497	$63.26	$62.58 - $63.57	60,234,760	41.5%
	Open Market Purchase +	50,131	$64.00	$63.58 - $64.53	60,284,891	41.5%
	Open Market Purchase +	3,316	$64.75	$64.59 - $64.92	60,288,207	41.5%
6/30/2021	Open Market Purchase	60,436	$62.85	$62.29 - $63.28	60,348,643	41.6%
	Open Market Purchase	99,564	$63.63	$63.29 - $64.00	60,448,207	41.7%
	Open Market Purchase +	28,299	$62.87	$62.30 - $63.29	60,476,506	41.7%
	Open Market Purchase +	48,645	$63.64	$63.30 - $64.04	60,525,151	41.7%
7/1/2021*	Conversion of Senior Mandatory Convertible Promissory Notes (3)	17,012,822	—	—	77,537,973	47.8%
8/13/2021	Entry into Voting Agreement (4)		—	—	77,537,973	47.6%
11/23/2021	Open Market Purchase	250,000	$100.00	$99.825 - $100.00	79,004,889	47.8%
11/24/2021	Open Market Purchase	121,928	$100.00	$99.83 - $100.00	79,126,817	47.9%
12/1/2021	Open Market Purchase	250,000	$100.00	$99.89 - $100.00	79,376,817	48.0%

Transaction Date	Transaction Type	Number of Shares	Price per Share (1)	Price Range	Cumulative Shares Beneficially Owned Following Transaction	% Beneficially Owned Following Transaction (2)
12/6/2021	Open Market Purchase	14,998	$62.53	$61.95 - $62.94	79,391,815	48.0%
	Open Market Purchase	64,443	$63.43	$63.00 - $63.98	79,456,258	48.0%
	Open Market Purchase	31,013	$64.57	$64.00 - $64.97	79,487,271	48.0%
	Open Market Purchase	179,846	$65.60	$65.01 - $66.00	79,667,117	48.1%
	Open Market Purchase	148,338	$66.44	$66.01 - $67.00	79,815,455	48.2%
	Open Market Purchase	61,362	$67.35	$67.01 - $67.71	79,876,817	48.3%
12/7/2021	Open Market Purchase	6,979	$70.02	$70.00 - $70.75	79,883,796	48.3%
	Open Market Purchase	31,022	$72.15	$71.50 - $72.48	79,914,818	48.3%
	Open Market Purchase	92,691	$73.08	$72.50 - $73.49	80,007,509	48.3%
	Open Market Purchase	165,195	$74.07	$73.5 - $74.49	80,172,704	48.4%
	Open Market Purchase	165,770	$75.02	$74.50 - $75.49	80,338,474	48.5%
	Open Market Purchase	38,343	$75.70	$75.50 - $76.17	80,376,817	48.6%
12/8/2021*	Open Market Purchase	4,302	$72.25	$72.00 - $72.95	80,381,119	48.5%
	Open Market Purchase	23,176	$73.70	$73.10 - $74.07	80,404,295	48.6%
	Open Market Purchase	29,537	$74.81	$74.18 - $75.16	80,433,832	48.6%
	Open Market Purchase	25,631	$75.74	$75.21 - $76.12	80,459,463	48.6%
	Open Market Purchase	31,572	$76.77	$76.22 - $77.15	80,491,035	48.6%
	Open Market Purchase	32,292	$77.74	$77.25 - $78.22	80,523,327	48.6%
	Open Market Purchase	51,443	$78.67	$78.25 - $79.23	80,574,770	48.7%
	Open Market Purchase	52,047	$79.69	$79.25 - $80.27	80,626,817	48.7%
12/13/2021	Open Market Purchase	205,628	$64.16	$63.56 - $64.55	80,832,445	48.8%
	Open Market Purchase	93,954	$64.88	$64.56 - $65.55	80,926,399	48.8%
	Open Market Purchase	62,065	$66.22	$65.58 - $66.55	80,988,464	48.9%
	Open Market Purchase	113,416	$67.10	$66.59 - $67.51	81,101,880	48.9%
	Open Market Purchase	24,937	$67.82	$67.60 - $68.00	81,126,817	48.9%
12/14/2021	Open Market Purchase	30,969	$62.14	$61.64 - $62.61	81,157,786	49.0%
	Open Market Purchase	118,299	$63.27	$62.64 - $63.63	81,276,085	49.0%
	Open Market Purchase	154,176	$64.12	$63.64 - $64.63	81,430,261	49.1%
	Open Market Purchase	142,515	$65.00	$64.64 - $65.60	81,572,776	49.2%
	Open Market Purchase	54,041	$65.96	$65.64 - $66.33	81,626,817	49.2%

Transaction Date	Transaction Type	Number of Shares	Price per Share (1)	Price Range	Cumulative Shares Beneficially Owned Following Transaction	% Beneficially Owned Following Transaction (2)
12/15/2021	Open Market Purchase	33,766	$64.71	$64.00 - $64.99	81,660,583	49.3%
	Open Market Purchase	131,697	$65.46	$65.00 - $65.95	81,792,280	49.3%
	Open Market Purchase	57,672	$66.34	$66.00 - $66.96	81,849,952	49.4%
	Open Market Purchase	15,744	$67.43	$67.01 - $67.96	81,865,696	49.4%
	Open Market Purchase	9,821	$68.62	$68.00 - $68.96	81,875,517	49.4%
	Open Market Purchase	1,300	$69.09	$69.05 - $69.11	81,876,817	49.4%
12/20/2021	Open Market Purchase	23,292	$72.24	$71.85 - $72.83	81,900,109	49.4%
	Open Market Purchase	23,418	$73.23	$72.85 - $73.74	81,923,527	49.4%
	Open Market Purchase	16,719	$74.12	$73.86 - $74.58	81,940,246	49.4%
	Open Market Purchase	33,276	$75.91	$75.23 - $76.22	81,973,522	49.4%
	Open Market Purchase	175,543	$76.77	$76.24 - $77.23	82,149,065	49.5%
	Open Market Purchase	159,883	$77.58	$77.24 - $78.12	82,308,948	49.6%
	Open Market Purchase	42,631	$78.69	$78.3 - $79.27	82,351,579	49.7%
	Open Market Purchase	8,441	$79.72	$79.31 - $80.24	82,360,020	49.7%
	Open Market Purchase	16,797	$80.57	$80.31 - $80.85	82,376,817	49.7%
12/21/2021*	Open Market Purchase	13,239	$73.24	$72.6 - $73.55	82,390,056	49.7%
	Open Market Purchase	46,473	$74.27	$73.62 - $74.59	82,436,529	49.7%
	Open Market Purchase	52,792	$75.01	$74.64 - $75.61	82,489,321	49.7%
	Open Market Purchase	71,303	$76.20	$75.67 - $76.64	82,560,624	49.8%
	Open Market Purchase	99,219	$77.12	$76.67 - $77.66	82,659,843	49.8%
	Open Market Purchase	54,861	$78.17	$77.69 - $78.68	82,714,704	49.9%
	Open Market Purchase	56,421	$79.40	$78.69 - $79.68	82,771,125	49.9%
	Open Market Purchase	96,689	$80.02	$79.69 - $80.65	82,867,814	50.0%
	Open Market Purchase	9,003	$80.72	$80.69 - $80.863	82,876,817	50.0%

Transaction Date	Transaction Type	Number of Shares	Price per Share (1)	Price Range	Cumulative Shares Beneficially Owned Following Transaction	% Beneficially Owned Following Transaction (2)
12/22/2021	Open Market Purchase	17,623	$78.37	$77.65 - $78.63	82,894,440	49.1%
	Open Market Purchase	71,296	$79.22	$78.66 - $79.62	82,965,736	49.1%
	Open Market Purchase	66,344	$80.11	$79.66 - $80.65	83,032,080	49.2%
	Open Market Purchase	70,866	$81.11	$80.66 - $81.65	83,102,946	49.2%
	Open Market Purchase	23,871	$81.95	$81.66 - $82.25	83,126,817	49.2%
12/30/2021	Open Market Purchase	14,877	$72.83	$72.45 - $73.43	83,141,694	48.9%
	Open Market Purchase	71,656	$73.98	$73.45 - $74.43	83,213,350	48.9%
	Open Market Purchase	154,292	$74.95	$74.45 - $75.43	83,367,642	49.0%
	Open Market Purchase	98,770	$76.24	$75.48 - $76.47	83,466,412	49.1%
	Open Market Purchase	139,002	$77.00	$76.48 - $77.47	83,605,414	49.2%
	Open Market Purchase	21,403	$77.70	$77.49 - $77.99	83,626,817	49.2%
1/3/2022	Open Market Purchase	22,766	$69.93	$69.21 - $70.20	83,649,583	49.2%
	Open Market Purchase	191,554	$70.81	$70.21 - $71.20	83,841,137	49.3%
	Open Market Purchase	172,834	$71.56	$71.21 - $72.07	84,013,971	49.4%
	Open Market Purchase	58,888	$72.76	$72.30 - $73.285	84,072,859	49.4%
	Open Market Purchase	10,143	$73.55	$73.34 - $74.04	84,083,002	49.4%
	Open Market Purchase	28,952	$74.85	$74.41 - $75.35	84,111,954	49.5%
	Open Market Purchase	11,587	$76.14	$75.54 - $76.50	84,123,541	49.5%
	Open Market Purchase	3,276	$76.88	$76.59 - $76.93	84,126,817	49.5%
1/4/2022	Open Market Purchase	84,857	$66.56	$66.02 - $67.01	84,211,674	49.5%
	Open Market Purchase	59,612	$67.35	$67.02 - $68.01	84,271,286	49.5%
	Open Market Purchase	26,722	$68.39	$68.02 - $69.01	84,298,008	49.6%
	Open Market Purchase	29,445	$69.70	$69.02 - $69.99	84,327,453	49.6%
	Open Market Purchase	10,235	$70.58	$70.11 - $71.00	84,337,688	49.6%
	Open Market Purchase	12,192	$71.77	$71.21 - $72.09	84,349,880	49.6%
	Open Market Purchase	16,158	$72.78	$72.22 - $73.13	84,366,038	49.6%
	Open Market Purchase	10,779	$73.66	$73.31 - $73.85	84,376,817	49.6%

Transaction Date	Transaction Type	Number of Shares	Price per Share (1)	Price Range	Cumulative Shares Beneficially Owned Following Transaction	% Beneficially Owned Following Transaction (2)
1/6/2022	Open Market Purchase	13,678	$57.77	$57.24 - $58.20	84,390,495	49.6%
	Open Market Purchase	30,705	$58.97	$58.26 - $59.17	84,421,200	49.6%
	Open Market Purchase	41,308	$59.87	$59.40 - $60.32	84,462,508	49.6%
	Open Market Purchase	66,411	$60.93	$60.40 - $61.398	84,528,919	49.7%
	Open Market Purchase	229,343	$61.89	$61.40 - $62.39	84,758,262	49.8%
	Open Market Purchase	112,248	$62.76	$62.40 - $63.36	84,870,510	49.9%
	Open Market Purchase	6,307	$63.42	$63.40 - $63.43	84,876,817	49.9%
1/7/2022	Open Market Purchase	37,148	$60.63	$59.88 - $60.87	84,913,965	49.9%
	Open Market Purchase	204,980	$61.37	$60.91 - $61.90	85,118,945	50.0%
	Open Market Purchase	170,817	$62.36	$61.91 - $62.87	85,289,762	50.1%
	Open Market Purchase	66,215	$63.37	$62.92 - $63.85	85,355,977	50.1%
	Open Market Purchase	20,840	$64.24	$63.93 - $64.43	85,376,817	50.2%
1/10/2022	Open Market Purchase	119,612	$57.17	$56.55 - $57.545	85,496,429	50.2%
	Open Market Purchase	68,327	$58.00	$57.55 - $58.54	85,564,756	50.3%
	Open Market Purchase	48,761	$58.95	$58.55 - $59.52	85,613,517	50.3%
	Open Market Purchase	13,300	$59.81	$59.56 - $60.32	85,626,817	50.3%
1/13/2022	Open Market Purchase	44,805	$61.91	$61.505 - $62.48	85,671,622	50.3%
	Open Market Purchase	120,326	$62.94	$62.515 - $63.51	85,791,948	50.4%
	Open Market Purchase	23,201	$64.10	$63.56 - $64.55	85,815,149	50.4%
	Open Market Purchase	124,863	$65.00	$64.57 - $65.53	85,940,012	50.5%
	Open Market Purchase	122,305	$66.14	$65.57 - $66.56	86,062,317	50.5%
	Open Market Purchase	64,500	$66.81	$66.6 - $67.02	86,126,817	50.6%
1/14/2022	Open Market Purchase	116,406	$60.35	$59.75 - $60.74	86,243,223	50.6%
	Open Market Purchase	57,695	$61.18	$60.76 - $61.75	86,300,918	50.7%
	Open Market Purchase	31,224	$62.36	$61.80 - $62.77	86,332,142	50.7%
	Open Market Purchase	37,643	$63.15	$62.80 - $63.79	86,369,785	50.7%
	Open Market Purchase	7,032	$63.99	$63.845 - $64.08	86,376,817	50.7%

Transaction Date	Transaction Type	Number of Shares	Price per Share (1)	Price Range	Cumulative Shares Beneficially Owned Following Transaction	% Beneficially Owned Following Transaction (2)
1/19/2022*	Open Market Purchase	43,101	$52.67	$52.11 - $53.08	86,419,918	50.7%
	Open Market Purchase	215,043	$53.64	$53.12 - $54.10	86,634,961	50.9%
	Open Market Purchase	126,115	$54.55	$54.12 - $55.11	86,761,076	50.9%
	Open Market Purchase	83,963	$55.67	$55.13 - $56.12	86,845,039	51.0%
	Open Market Purchase	31,778	$56.40	$56.16 - $56.78	86,876,817	51.0%
1/20/2022	Open Market Purchase	78,239	$53.43	$53.12 - $54.10	86,955,056	51.1%
	Open Market Purchase	35,496	$54.65	$54.13 - $55.12	86,990,552	51.1%
	Open Market Purchase	135,120	$55.78	$55.14 - $56.13	87,125,672	51.2%
	Open Market Purchase	196,270	$56.61	$56.14 - $57.13	87,321,942	51.3%
	Open Market Purchase	54,875	$57.33	$57.14 - $57.62	87,376,817	51.3%
1/21/2022	Open Market Purchase	48,433	$49.32	$48.85 - $49.83	87,425,250	51.3%
	Open Market Purchase	20,695	$50.33	$49.86 - $50.80	87,445,945	51.3%
	Open Market Purchase	57,563	$51.45	$50.86 - $51.83	87,503,508	51.4%
	Open Market Purchase	65,853	$52.31	$51.86 - $52.85	87,569,361	51.4%
	Open Market Purchase	49,030	$53.33	$52.89 - $53.86	87,618,391	51.4%
	Open Market Purchase	8,426	$53.97	$53.91 - $54.05	87,626,817	51.5%
1/26/2022	Open Market Purchase	106,515	$48.51	$48.03 - $49.01	87,733,332	51.5%
	Open Market Purchase	5,910	$49.88	$49.25 - $50.23	87,739,242	51.5%
	Open Market Purchase	4,900	$50.49	$50.26 - $51.16	87,744,142	51.5%
	Open Market Purchase	144,429	$51.92	$51.28 - $52.26	87,888,571	51.6%
	Open Market Purchase	166,993	$52.61	$52.28 - $53.27	88,055,564	51.7%
	Open Market Purchase	51,653	$53.60	$53.29 - $54.28	88,107,217	51.7%
	Open Market Purchase	19,600	$54.84	$54.30 - $55.07	88,126,817	51.7%

Transaction Date	Transaction Type	Number of Shares	Price per Share (1)	Price Range	Cumulative Shares Beneficially Owned Following Transaction	% Beneficially Owned Following Transaction (2)
1/27/2022*	Open Market Purchase	175,920	$45.94	$45.33 - $46.30	88,302,737	51.8%
	Open Market Purchase	22,100	$46.71	$46.33 - $47.32	88,324,837	51.8%
	Open Market Purchase	77,752	$47.80	$47.34 - $48.28	88,402,589	51.9%
	Open Market Purchase	98,112	$48.97	$48.41 - $49.40	88,500,701	51.9%
	Open Market Purchase	123,495	$49.78	$49.41 - $50.38	88,624,196	52.0%
	Open Market Purchase	2,621	$50.54	$50.43 - $50.59	88,626,817	52.0%
1/28/2022	Open Market Purchase	83,061	$44.26	$43.77 - $44.76	88,709,878	52.0%
	Open Market Purchase	41,223	$45.09	$44.77 - $45.73	88,751,101	52.1%
	Open Market Purchase	45,172	$46.35	$45.80 - $46.79	88,796,273	52.1%
	Open Market Purchase	55,262	$47.18	$46.80 - $47.75	88,851,535	52.1%
	Open Market Purchase	25,182	$48.18	$47.80 - $48.77	88,876,717	52.1%
	Open Market Purchase	100	$48.80	$48.80 - $48.80	88,876,817	52.1%
2/2/2022	Open Market Purchase	195,454	$49.46	$48.82 - $49.81	89,072,271	52.2%
	Open Market Purchase	135,731	$50.09	$49.82 - $50.80	89,208,002	52.3%
	Open Market Purchase	57,446	$51.30	$50.86 - $51.83	89,265,448	52.4%
	Open Market Purchase	66,595	$52.36	$51.88 - $52.87	89,332,043	52.4%
	Open Market Purchase	39,374	$53.35	$52.93 - $53.92	89,371,417	52.4%
	Open Market Purchase	5,400	$54.10	$54.10 - $54.10	89,376,817	52.4%
2/3/2022	Open Market Purchase	275,237	$45.89	$45.24 - $46.23	89,652,054	52.6%
	Open Market Purchase	127,312	$46.70	$46.24 - $47.23	89,779,366	52.7%
	Open Market Purchase	89,285	$47.70	$47.24 - $48.23	89,868,651	52.7%
	Open Market Purchase	8,166	$48.47	$48.24 - $48.74	89,876,817	52.7%
2/4/2022	Open Market Purchase	86,990	$45.94	$45.348 - $46.33	89,963,807	52.8%
	Open Market Purchase	128,181	$46.83	$46.36 - $47.35	90,091,988	52.8%
	Open Market Purchase	30,363	$47.69	$47.36 - $48.355	90,122,351	52.9%
	Open Market Purchase	4,466	$48.51	$48.37 - $48.69	90,126,817	52.9%
2/9/2022*	Open Market Purchase	22,936	$56.34	$55.79 - $56.76	90,149,753	52.9%
	Open Market Purchase	66,378	$57.35	$56.79 - $57.78	90,216,131	52.9%
	Open Market Purchase	92,049	$58.21	$57.79 - $58.76	90,308,180	53.0%
	Open Market Purchase	112,013	$59.40	$58.80 - $59.79	90,420,193	53.0%
	Open Market Purchase	149,293	$60.15	$59.80 - $60.78	90,569,486	53.1%
	Open Market Purchase	57,331	$61.03	$60.85 - $61.20	90,626,817	53.1%

Transaction Date	Transaction Type	Number of Shares	Price per Share (1)	Price Range	Cumulative Shares Beneficially Owned Following Transaction	% Beneficially Owned Following Transaction (2)
2/10/2022	Open Market Purchase	27,242	$59.26	$59.01 - $59.64	90,654,059	53.2%
	Open Market Purchase	33,336	$60.97	$60.52 - $61.43	90,687,395	53.2%
	Open Market Purchase	11,600	$62.04	$61.63 - $62.40	90,698,995	53.2%
	Open Market Purchase	22,608	$63.58	$63.03 - $63.94	90,721,603	53.2%
	Open Market Purchase	21,920	$64.76	$64.07 - $65.05	90,743,523	53.2%
	Open Market Purchase	67,749	$65.50	$65.08 - $66.03	90,811,272	53.3%
	Open Market Purchase	77,006	$66.62	$66.10 - $67.09	90,888,278	53.3%
	Open Market Purchase	131,778	$67.62	$67.10 - $68.09	91,020,056	53.4%
	Open Market Purchase	86,557	$68.54	$68.10 - $69.09	91,106,613	53.4%
	Open Market Purchase	20,204	$69.33	$69.10 - $69.65	91,126,817	53.4%
2/11/2022	Open Market Purchase	65,101	$64.59	$63.89 - $64.88	91,191,918	53.5%
	Open Market Purchase	90,788	$65.20	$64.89 - $65.84	91,282,706	53.5%
	Open Market Purchase	78,692	$66.35	$65.91 - $66.86	91,361,398	53.6%
	Open Market Purchase	15,419	$67.16	$66.92 - $67.61	91,376,817	53.6%

*	Indicates dates when the Reporting Persons’ beneficial ownership percentage changed by one percent or more.
+	Indicates dates when the Reporting Persons’ beneficial ownership percentage changed by one percent or more.
(1)

In certain cases the indicated price is the weighted average of the prices for multiple transactions on the indicated date. The range of actual prices is indicated in the “Price Range” column. The Reporting Persons undertake to provide upon request by the staff of the Commission full information regarding the number of Shares purchased or sold at each separate price.

(2)

Assumes conversion of all of the Reporting Person’s Class B Common Stock into Class A Common Stock. Based on the number of shares of Class A Common Stock issued and outstanding as of the date of the transaction as reported by the Issuer to the Reporting Person.

(3)

Assumes conversion of all of the Reporting Person’s Class B Common Stock into Class A Common Stock. Based on the number of shares of Class A Common Stock issued and outstanding as of the date of the transaction as reported by the Issuer to the Reporting Person.

(4)

Assumes conversion of all of the Reporting Person’s Class B Common Stock into Class A Common Stock. Based on the number of shares of Class A Common Stock issued and outstanding as of the date of the transaction as reported by the Issuer to the Reporting Person.